July 8, 2010

BY EDGAR AND OVERNIGHT MAIL

Mr. H. Christopher Owings
Mr. Scott Anderegg
Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, NW
Washington, D.C. 20549

  Re:
  Atlantic Power Corporation
  Amendment No. 2 to Registration Statement on Form 10-12B
  Filed June 16, 2010
  File No. 001-34691

Ladies and Gentlemen:

        This letter is submitted on behalf of Atlantic Power Corporation (the "Company") in response to comments in the letter dated July 6, 2010 (the "Comment Letter") from H. Christopher Owings of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Patrick J. Welch, Chief Financial Officer of the Company with respect to Amendment No. 2 to the Company's Registration Statement on Form 10-12B filed with the Commission on June 16, 2010 (the "Registration Statement"). The Company is concurrently filing Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which includes changes to reflect responses to the Staff's comments. The Company will separately deliver to you copies of Amendment No. 3, marked to show changes from the Registration Statement.

        For reference purposes, the Staff's numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3.

Item 6. Executive Compensation, page 84

Elements of Compensation, page 85

Annual Cash Bonus (Non-equity Incentive Plan Compensation), page 85

1.
We note your response to comment five of our letter dated June 8, 2010. Please revise your summary discussion under the heading "Annual Cash Bonus (Non-Equity Incentive Plan Compensation)," second full paragraph under this heading, to identify that the amounts awarded under component (i) are identified as "Bonus" in your Summary Compensation Table and that the amounts awarded under components (ii) and (iii) are combined and identified as "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table for each executive. In this regard, the title of this heading covers both elements of compensation when it appears that these should be treated as separate elements of compensation for ease of presentation.

  Response to Comment No. 1

  In response to the Staff's comment, we have further revised our disclosure on page 85 of Amendment No. 3 to clarify the categorization of the relevant amounts.

2.
We note your response to comment six of our letter dated June 8, 2010 and your description of your goals and objectives. However, we note that you have not provided a qualitative discussion explaining how your board of directors determined that each senior officer met the performance standard of component (iii) by disclosing how each of them contributed to the achievement of your company's goals and objectives. Please revise or advise.

  Response to Comment No. 2

  In response to the Staff's comment, we have revised our disclosure on page 85 of Amendment No. 3 to add further details relating to the directors' assessment of executive performance.

Long-Term Incentive Plan, page 86

3.
We note your response to comment eight of our letter dated June 8, 2010. It appears that you are benchmarking each component of compensation against the "competitive peer group." If you engage in benchmarking in setting your components of compensation, please identify the companies that make up the "competitive peer group" pursuant to Item 402(b)(2)(xiv). Also see Item 402(b)(1)(v) of Regulation S-K.

  Response to Comment No. 3

  In response to the Staff's comment, we have revised our disclosure on page 86 of Amendment No. 3 to identify the companies that make up the "competitive peer group" pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

*        *        *        *        *

        The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information concerning the Company's responses to your Comment Letter, please do not hesitate to contact me at (617) 977-2400 or by facsimile at (617) 977-2410, or Yoel Kranz, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1760 or by facsimile at (617) 523-1231.

Sincerely,

/s/ Patrick J. Welch
Patrick J. Welch Chief Financial Officer Atlantic Power Corporation